EASTMAIN RESOURCES INC.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V1
Tel: (416) 361-0737
Fax: (416) 361-0923

February 7, 2005

Re: Exemption #82-4421



Office of International Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - 5 Street N. W.
Washington, D. C. 20549
U. S. A.

Attention: **Office of Applications and Report Services**

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Enclosed is a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

EASTMAIN RESOURCES INC.

Per: George A. Duguay

GAD/wl
Encl.

Dlw 2/22

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: EAST MAIN RESOURCES INC.

French:

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5	Telephone; 416-361-0737
	Contact Name: GEORGE A. DUGUAY

Transfer Agent	CUID	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0152
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: JENNIFER TAN

Proxy Type: [X] Management [ ] Dissenting

Meeting Type: [X] Annual [X] Special [ ] General [ ] Extraordinary

Material Distribution Type: [ ] Form C holders only [X] All holders

Record Date: 2005 03 04 (yyyy mm dd)

Meeting Date: 2005 04 14 (yyyy mm dd)

Material Mail Date: 2005 03 07 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $93.00 per publication	$: 93.00
Plus 7% GST	$: 6.51
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$: 99.51
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$: 99.51

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 277143M1068	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay	[signature]	Feb. 7, 2005
Title	Signature	Date

CDSX166 (02/03) front